UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

30 July 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

17 July 2024

Operational review for the year ended 30 June 2024

Strong operational performance with record iron ore production and highest copper production in over 15 years.

“We finished the year with a strong fourth quarter, achieving several production records and we are meeting current production and unit cost guidance for all commodities.

WAIO continued its strong performance, delivering a second consecutive year of record production on the back of ongoing incremental improvements along its supply chain as we progress toward our medium-term goal of increasing production to greater than 305 Mtpa. We achieved a strong performance across our copper business globally, underpinned by the highest production in four years at Escondida and another year of record production from Spence in Chile. Successful integration at Copper South Australia has delivered additional production tonnes, and exceeded the annualised synergies planned at the time of the OZL acquisition.

We successfully completed the sale of the Blackwater and Daunia metallurgical coal operations on 2 April 2024. After a challenging year at BMA, we have plans in place to increase production to between 43 and 45 Mtpa (100%) in the next five years.

We continued to execute against our strategy, progressing growth options in the commodities the world needs to meet the demands of the energy transition and population growth. This includes our Jansen potash mine in Canada, where construction of Stage 1 is now more than 50% complete and Stage 2 is underway. We will see first production in 2026 and will be a major global producer of potash by the end of the decade.

On 11 July we announced the temporary suspension of our Western Australia Nickel operations from October 2024 as a result of an oversupply in the global nickel market and protracted low nickel prices.”

Mike Henry BHP Chief Executive Officer
Summary

Operational excellence	Financial performance

Record production at WAIO and Spence	Strong prices in key commodities

FY24 production guidance achieved for all commodities, with metallurgical coal achieving the upper end of its revised guidance. Record production at WAIO, Spence and Carrapateena and the highest production in four years at Escondida.	Average realised prices for copper and iron ore were higher in FY24, while metallurgical coal prices remained relatively stable, and nickel and energy coal prices were lower.

Total copper production increased 9% and is expected to increase a further 4% in FY25.[1]	Unit cost guidance for FY24 is expected to be met at Escondida, WAIO and Spence, and revised unit cost guidance is expected to be met at BMA.

Portfolio	Decarbonisation

Executing our strategy	Progress on Scope 1, 2 and 3 emissions

We completed the divestment of Blackwater and Daunia, and commenced construction of Jansen Stage 2, with Jansen Stage 1 now >50% complete. We also completed the scheduled ramp up of both South Flank to full production capacity of 80 Mtpa (100% basis) and the Carrapateena Crusher 2 project.	We held an investor roundtable to provide an update on our decarbonisation progress, including our collaborations to trial battery electric haul trucks in the Pilbara and investigate a pilot electric smelting furnace (ESF).

Production	Quarter performance			YTD performance		Production guidance

	Q4 FY24	v Q3 FY24	v Q4 FY23	FY24	v FY23	FY24 guidance		FY25 guidance		FY25e v FY24 (actual)

Copper (kt)	504.9	8%	6%	1,865.2	9%	1,720 – 1,910		1,845 – 2,045		(1%) – 10%

Escondida (kt)	309.2	7%	6%	1,125.3	7%	1,080 – 1,180		1,180 – 1,300		5% – 16%

Pampa Norte (kt)[i]	65.9	7%	(4%)	265.6	(8%)	210 – 250	[i]	240 – 270	[i]	(6%) – 6%[i]

Copper South Australia (kt)	89.3	13%	17%	322.0	39%	310 – 340		310 – 340		(4%) – 6%

Antamina (kt)	38.3	13%	5%	143.9	4%	120 – 140		115 – 135		(20%) – (6%)

Carajás (kt)	2.2	(31%)	38%	8.4		-		-		-

Iron ore (Mt)	69.2	13%	6%	259.7	1%	254 – 264.5		255 – 265.5		(2%) – 2%

WAIO (Mt)	68.2	13%	6%	254.9	1%	250 – 260		250 – 260		(2%) – 2%

WAIO (100% basis) (Mt)	76.8	13%	6%	287.0	1%	282 – 294		282 – 294		(2%) – 2%

Samarco (Mt)	1.0	(11%)	(15%)	4.7	5%	4 – 4.5		5 – 5.5		5% – 16%

Metallurgical coal – BMA (Mt)ii	4.9	(18%)	(42%)	22.3	(23%)	21.5 – 22.5		16.5 – 19		(26%) – (15%)

BMA (100% basis) (Mt)	9.8	(18%)	(42%)	44.6	(23%)	43 – 45		33 – 38		(26%) – (15%)

Energy coal – NSWEC (Mt)	3.8	(10%)	(21%)	15.4	8%	13 – 15		13 – 15		(15%) – (2%)

Nickel – Western Australia Nickel (kt)	23.0	22%	5%	81.6	2%	77 – 87		-		-

i	Production guidance for FY24 and FY25 is for Spence only and excludes Cerro Colorado which produced 11 kt in FY24 before entering care and maintenance in December 2023.
ii

FY24 production includes 5 Mt (10 Mt on a 100% basis) from Blackwater and Daunia mines until their divestment on 2 April 2024. Refer to production and sales report and metallurgical coal for further information.

BHP | Operational review for the year ended 30 June 2024

Summary of disclosures

BHP expects its financial results for the second half of FY24 (H2 FY24) to reflect certain items summarised in the table below. The table does not provide a comprehensive list of all items impacting the period. The financial statements are the subject of ongoing work that will not be finalised until the release of the financial results on 27 August 2024. Accordingly, the information in the table below contains preliminary information that is subject to update and finalisation.

Description	H2 FY24 impact[i] (US$M)	Classificationii

Unit costs (at guidance FX)
Unit costs for FY24 are expected to be within the guidance range at Escondida, in the lower half of the revised guidance range at BMA, in the upper half of the guidance range at WAIO, and at the top end of the guidance range at Spence	-	Operating costs
Note: Average realised exchange rates for FY24 of AUD/USD 0.66 (guidance rate AUD/USD 0.67) and USD/CLP 907 (guidance rate USD/CLP 810).	-

Income statement
The Group’s adjusted effective tax rate for FY24 is expected to be around the midpoint of the guidance range of 30 – 35%	-	Taxation expense
Increase in closure and rehabilitation provision for closed sites (predominantly in Group and Unallocated)	~100	h Operating costs

Cash flow statement
Working capital movements largely relating to the timing of receivables	~150 – 350	h Operating cash flow
Cash tax paid	~3,350 – 3,450	i Operating cash flow
Dividends received from equity-accounted investments	~200	h Operating cash flow
Capital and exploration spend is expected to be approximately US$9.3 bn, below full year guidance of ~US$10 bn, primarily driven by favourable FX and cash preservation decisions at Western Australia Nickel	-	i Investing cash flow
Proceeds received from the sale of BHP’s 50% interest in the Blackwater and Daunia minesiii	~1,000	h Investing cash flow
Dividends paid to non-controlling interests	~800	i Financing cash flow
Payment of the H1 FY24 dividend	~3,600	i Financing cash flow

Exceptional items
Gain on sale of BHP’s 50% interest in the Blackwater and Daunia mines (after tax)	~650 – 750	Exceptional item
Impairment of Western Australia Nickel following the decision to temporarily suspend operations. See Nickel section for further information.	~300	Exceptional item
Financial impact on BHP Brasil of the Samarco dam failure is subject to ongoing work. See Iron ore section for further information on Samarco operations.	-	Exceptional item

i	Numbers are not tax effected, unless otherwise noted.

ii	There will be a corresponding balance sheet, cash flow and/or income statement impact as relevant, unless otherwise noted.

iii	A US$50 m deposit was received during H1 FY24. For detail on future payments in relation to the divestment please refer to: BHP completes the divestment of Daunia and Blackwater.

BHP | Operational review for the year ended 30 June 2024

Segment and asset performance | FY24 YTD v FY23 YTD

Further information in Appendix 1 Detailed production and sales information for all operations in Appendix 2

Copper

Production 1,865 kt 9% FY23 1,717 kt FY25e 1,845 – 2,045 kt Average realised price US$3.98/lb 9% FY23 US$3.65/lb

Total copper production increased 9% to 1,865 kt. Copper production for FY25 is expected to be between 1,845 and 2,045 kt.

Escondida 1,125 kt 7% (100% basis)

Increased production was primarily due to a higher concentrator feed grade of 0.88% (including grade of 0.99% achieved in Q4 FY24), up from 0.82% in FY23, as mining progressed into areas of higher-grade ore as planned following the implementation of measures to manage geotechnical events in FY23. This was partially offset by planned lower cathode production, as a result of prioritising concentrator throughput in prior years.

Production for FY25 is expected to be between 1,180 and 1,300 kt, driven by higher grades and throughput, and is expected to be weighted to the second half. Concentrator feed grade for FY25 is expected to be greater than 0.90%.

Pampa Norte 266 kt 8%

Spence production increased 6% to a record 255 kt, driven by improved concentrator throughput and increases in both concentrator feed grade and recoveries. Record concentrate production was partially offset by lower cathode production, in line with an expected decline in stacked feed grade. The concentrator plant modifications which commenced in August 2022 were completed in June 2024.

Spence successfully completed negotiations for a new collective agreement with the Union N°1 of Operators and Maintainers, effective for 36 months from 1 June 2024.

Production at Spence for FY25 is expected to be between 240 and 270 kt.

Cerro Colorado entered temporary care and maintenance in December 2023, after producing 11 kt for the period.

Copper South Australia 322 kt 39%

Successful integration following the acquisition of OZL in FY23 and strong underlying operational performance across the asset delivered increased production, as well as record material mined and concentrate smelted at Olympic Dam. We have exceeded our planned annualised synergies, such as the processing of Prominent Hill and Carrapateena concentrate at Olympic Dam into higher-margin cathode and refined gold, resulting in annual records for cathode and gold production at Olympic Dam. The successful commissioning and ramp up of Crusher 2 led to record material mined and concentrate produced at Carrapateena.

Production for FY25 is expected to be between 310 and 340 kt, weighted to the second half.

We continued exploration drilling at OD Deeps and Oak Dam to enhance our resource knowledge in support of our growth studies and we expect to provide an Inferred Mineral Resource at Oak Dam later this calendar year.

Other copper

At Antamina, copper production increased 4% to 144 kt, as a result of record concentrator throughput offsetting planned lower feed grades. Zinc production was 17% lower at 103 kt, as a result of planned lower feed grades. Copper production for FY25 is expected to be between 115 and 135 kt, due to mine sequencing which will result in lower throughput, and zinc production is expected to be between 90 and 110 kt.

Carajás produced 8.4 kt of copper and 5.8 troy koz of gold.

BHP | Operational review for the year ended 30 June 2024

Iron ore

Production 260 Mt 1% FY23 257 Mt FY25e 255 – 265.5 Mt Average realised price US$101.04/wmt 9% FY23 US$92.54/wmt

Iron ore production increased 1% to a record 260 Mt. Production for FY25 is expected to be between 255 and 265.5 Mt.

WAIO 255 Mt 1% | 287 Mt (100% basis)

WAIO achieved another full year production record of 255 Mt (287 Mt on a 100% basis), reflecting strong supply chain performance with increased capacity unlocked by the Port Debottlenecking Project 1 (PDP1) and record production at South Flank. These more than offset the impacts of the continued tie-in activity for the Rail Technology Programme 1 (RTP1).

South Flank completed ramp up to full production capacity of 80 Mtpa (100% basis) in FY24 as planned, which contributed to WAIO achieving record lump sales for the year.

Following commissioning in December 2023, PDP1 has enabled higher production volumes and contributed to record sales for the year. Ramp up remains on track to be completed in CY24.

Production for FY25 is expected to be between 250 and 260 Mt (282 and 294 Mt on a 100% basis) as we ramp up the planned tie-in activities for RTP1.

Samarco 4.7 Mt 5% | 9.5 Mt (100% basis)

Production increased as a result of higher concentrator throughput. FY25 production is expected to be between 5 and 5.5 Mt. The second concentrator at Samarco is expected to come online during Q3 FY25, increasing production capacity to approximately 16 Mtpa (100% basis) of pellets once fully ramped up.

Coal Metallurgical coal
Production 22.3 Mt 23% FY23 29.0 Mt FY25e 16.5 – 19 Mt Average realised price US$266.06/t 2% FY23 US$271.05/t

BMA 22.3 Mt 23% | 44.6 Mt (100% basis)

Production decreased as a result of increased stripping to improve supply chain stability and restore depleted inventory positions which arose from extended weather impacts and labour constraints over recent years, and the divestment of Blackwater and Daunia on 2 April 2024. Production was also impacted by an extended longwall move and geotechnical faulting at Broadmeadow during H1 FY24, and the temporary suspension of operations following the fatality of a team member at Saraji.

Blackwater and Daunia produced 5 Mt (10 Mt on a 100% basis) in FY24 prior to their divestment.

Production for FY25 is expected to be between 16.5 and 19 Mt (33 and 38 Mt on a 100% basis) reflecting the divestment of Blackwater and Daunia and impact of elevated strip ratios as we continue to improve supply chain stability and re-establish raw coal inventory positions.

In the next five years, we expect to increase production to between 21.5 and 22.5 Mtpa (43 and 45 Mtpa on a 100% basis) once BMA is operating with sustainable inventory levels and strip ratios normalise.

Energy coal
Production 15.4 Mt 8% FY23 14.2 Mt FY25e 13 – 15 Mt Average realised price US$121.52/t 49% FY23 US$236.51/t

NSWEC 15.4 Mt 8%

Production increased due to strong operating performance across the year as improved weather and labour availability enabled an uplift in truck productivity. This included 1.3 Mt to support regional coal-fired power stations in line with the NSW Government Market Price Emergency (Directions for Coal Mines) Notice (Directions). The Directions ceased on 1 July 2024, with the change in royalty rates for open cut mines increasing 2.6% points, from 8.2% to 10.8%.

Production for FY25 is expected to be between 13 and 15 Mt.

We continue to progress our plans to cease mining at the asset in FY30, including delivering on our progressive rehabilitation commitments during FY24.

BHP | Operational review for the year ended 30 June 2024

Group & Unallocated

Nickel

Production	Western Australia Nickel 81.6 kt 2%

81.6 kt 2% FY23 80.0 kt	Nickel West production was in line with the prior year. We produced a higher proportion of the lower-value matte products as a result of increased maintenance at Kwinana Refinery and severe weather events in March 2024.

Average realised price US$18,197/t 24% FY23 US$24,021/t	On 11 July 2024, we announced the temporary suspension of operations at Western Australia Nickel with a transition period to commence from July 2024. Operations will be suspended by October 2024 and handover activities for temporary suspension will be completed by December 2024. During the temporary suspension, we will invest ~US$300 m per annum in the facilities to enable a potential restart.

We are expecting to report an underlying EBITDA loss of ~US$300 m at Western Australia Nickel for FY24 and to recognise a further non-cash impairment charge of US$0.3 bn (pre-tax) as an exceptional item in the Group’s FY24 Financial Statements.

Quarterly performance | Q4 FY24 v Q3 FY24

Copper		Iron ore
505 kt 8% Q3 FY24 466 kt	Higher concentrator grade and throughput at Escondida, and higher volumes at Copper SA with record production at Carrapateena following the commissioning of Crusher 2 in Q3 FY24.	69 Mt 13% Q3 FY24 61 Mt	Record monthly and quarterly production achieved at WAIO as a result of strong underlying performance at the mines and the benefits of PDP1, as well as the prior quarter impacts of wet weather and a bushfire near Yandi.
Metallurgical coal		Energy coal
4.9 Mt 18% Q3 FY24 6.0 Mt

Production decreased following the divestment of the Blackwater and Daunia mines on 2 April 2024. Production increased at the remaining operations as a result of improved truck productivity and favourable weather conditions.

		3.8 Mt 10% Q3 FY24 4.1 Mt	Lower production as a result of unfavourable weather, maintenance works brought forward from Q1 FY25, and a higher proportion of washed coal.
Nickel
23 kt 22% Q3 FY24 19 kt	Higher production following prior period impacts from planned maintenance at the Kwinana Refinery and a severe weather event in March.

The following footnotes apply to this Operational Review:

1	At the midpoint of total copper production guidance for FY25 of 1,845 – 2,045 kt

BHP | Operational review for the year ended 30 June 2024

Appendix 1

Average realised pricesi

	Quarter		H2 FY24			YTD
	Q4 FY24	v Q3 FY24	H2 FY24	v H1 FY24	v H2 FY23	FY24	v FY23
Copper (US$/lb)ii,iii,iv	4.58	19%	4.27	17%	12%	3.98	9%
Iron ore (US$/wmt, FOB)[v]	91.31	(14%)	98.49	(5%)	(1%)	101.04	9%
Metallurgical coal (US$/t)vi	245.29	(13%)	265.71	(0%)	(3%)	266.06	(2%)
Hard coking coal (US$/t)vii	246.02	(16%)	271.26	(1%)	(2%)	273.03	(0%)
Weak coking coal (US$/t)vii	161.70	(23%)	206.84	1%	(17%)	205.54	(18%)
Thermal coal (US$/t)vi,viii	123.38	6%	119.57	(3%)	(24%)	121.52	(49%)
Nickel metal (US$/t)ix	18,414	11%	17,744	(5%)	(25%)	18,197	(24%)

i

Based on provisional, unaudited estimates. Prices exclude sales from equity accounted investments, third party product and internal sales, and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted. Includes the impact of provisional pricing and finalisation adjustments.

ii

At 30 June 2024, the Group had 430 kt of outstanding copper sales that were revalued at a weighted average price of US$4.33/lb. The final price of these sales will be determined in FY25. In addition, 342 kt of copper sales from FY23 were subject to a finalisation adjustment in the current period. The displayed prices include the impact of these provisional pricing and finalisation adjustments.

iii

The large majority of copper cathodes sales were linked to index price for quotation periods one month after month of shipment, and three to four months after month of shipment for copper concentrates sales with price differentials applied for location and treatment costs.

iv	Sales from Carrapateena and Prominent Hill acquired through the purchase of OZL are included for Q4 FY24.

v

The large majority of iron ore shipments were linked to index pricing for the month of shipment, with price differentials predominantly a reflection of market fundamentals and product quality. Iron ore sales for FY24 and Q4 FY24 were based on an average moisture rate of 6.7% and 6.9% respectively.

vi

The large majority of metallurgical coal and energy coal exports were linked to index pricing for the month of scheduled shipment or priced on the spot market at fixed or index-linked prices, with price differentials reflecting product quality.

vii

Hard coking coal (HCC) refers generally to those metallurgical coals with a Coke Strength after Reaction (CSR) of 35 and above, which includes coals across the spectrum from Premium Coking to Semi Hard Coking coals, while weak coking coal (WCC) refers generally to those metallurgical coals with a CSR below 35.

viii	Export sales only. Includes thermal coal sales from metallurgical coal mines.

ix	Relates to refined nickel metal only, excludes intermediate products and nickel sulphate.

Current year unit cost guidance

Current FY24 guidance[i]

Escondida unit cost (US$/lb)ii	1.40 – 1.70	Unchanged

Spence unit cost (US$/lb)	2.00 – 2.30	Top end

WAIO unit cost (US$/t)	17.40 – 18.90	Upper half

BMA unit cost (US$/t)	119 – 125	Lower half

i	FY24 unit cost guidance is based on exchange rates of AUD/USD 0.67 and USD/CLP 810.

ii	Escondida unit costs for FY24 onwards exclude revenue-based government royalties.

Major projects

Commodity	Project and ownership	Project scope / capacity	Capital expenditure US$M	First production target date	Progress

Potash	Jansen Stage 1 (Canada) 100%	Design, engineering and construction of an underground potash mine and surface infrastructure, with capacity to produce 4.15 Mtpa.	5,723	End-CY26	Project is 52 complete	%

Potash	Jansen Stage 2 (Canada) 100%	Development of additional mining districts, completion of the second shaft hoist infrastructure, expansion of processing facilities and addition of rail cars to facilitate production of an incremental 4.36 Mtpa.	4,859	FY29	Project is 2 complete	%

The operating expenditure related to Potash for FY24 is expected to be ~US$250 m.

Exploration

Minerals exploration and evaluation expenditure was US$457 m for FY24 (FY23: US$350 m) of which US$399 m was expensed (FY23: US$294 m).

BHP | Operational Review for the full year ended 30 June 2024

Appendix 2

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Jun	Sep	Dec	Mar	Jun	Jun	Jun	Var	Jun	Sep	Dec	Mar	Jun	Jun	Jun	Var
			2023	2023	2023	2024	2024	2024	2023	%	2023	2023	2023	2024	2024	2024	2023	%
Group production and sales summary
By commodity
Metals production is payable metal unless otherwise noted.
Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.
Copper	Payable metal in concentrate	kt	310.7	317.3	308.7	339.1	370.5	1,335.6	1,117.9	19%	323.1	298.0	316.5	281.6	378.8	1,274.9	1,124.5	13%
	Escondida	kt	220.5	221.3	207.7	239.2	258.5	926.7	832.7	11%	220.3	209.5	211.7	204.0	261.3	886.5	830.3	7%
	Pampa Norte	kt	32.2	38.8	32.6	39.5	39.4	150.3	125.3	20%	38.6	31.3	34.9	26.9	49.3	142.4	125.3	14%
	Copper South Australia	kt	19.9	23.5	27.4	23.3	32.1	106.3	19.9	434%	27.6	22.2	31.6	17.1	28.0	98.9	27.6	258%
	Antamina	kt	36.5	32.5	39.2	33.9	38.3	143.9	138.4	4%	34.5	32.8	38.3	31.3	37.4	139.8	139.2	0%
	Carajás	kt	1.6	1.2	1.8	3.2	2.2	8.4	1.6	425%	2.1	2.2	-	2.3	2.8	7.3	2.1	248%
	Cathode	kt	165.5	139.7	128.7	126.8	134.4	529.6	598.6	(12)%	179.9	131.9	137.6	120.1	142.3	531.9	600.3	(11)%
	Escondida	kt	72.5	52.0	46.9	49.0	50.7	198.6	222.6	(11)%	78.0	49.2	52.2	44.3	54.6	200.3	221.2	(9)%
	Pampa Norte	kt	36.3	39.5	27.2	22.1	26.5	115.3	163.5	(29)%	42.4	36.6	31.1	22.1	26.5	116.3	166.4	(30)%
	Copper South Australia	kt	56.7	48.2	54.6	55.7	57.2	215.7	212.5	2%	59.5	46.1	54.3	53.7	61.2	215.3	212.7	1%
	Total	kt	476.2	457.0	437.4	465.9	504.9	1,865.2	1,716.5	9%	503.0	429.9	454.1	401.7	521.1	1,806.8	1,724.8	5%
Lead	Payable metal in concentrate	t	146	96	105	-	131	332	657	(49)%	143	154	91	108	9	362	545	(34)%
	Antamina	t	146	96	105	-	131	332	657	(49)%	143	154	91	108	9	362	545	(34)%
Zinc	Payable metal in concentrate	t	38,822	35,669	33,475	18,409	15,839	103,392	125,048	(17)%	37,629	33,912	37,092	17,559	14,118	102,681	126,427	(19)%
	Antamina	t	38,822	35,669	33,475	18,409	15,839	103,392	125,048	(17)%	37,629	33,912	37,092	17,559	14,118	102,681	126,427	(19)%
Gold	Payable metal in concentrate	troy oz	96,655	89,024	94,794	79,284	100,113	363,215	249,795	45%	108,552	87,703	98,969	70,493	92,433	349,598	261,692	34%
	Escondida	troy oz	53,503	48,063	48,633	38,955	45,410	181,061	189,095	(4)%	53,503	48,063	48,633	38,955	45,410	181,061	189,095	(4)%
	Pampa Norte	troy oz	9,263	3,931	2,854	1,819	4,676	13,280	26,811	(50)%	9,263	3,931	2,854	1,819	4,676	13,280	26,811	(50)%
	Copper South Australia	troy oz	32,736	36,228	42,051	36,427	48,355	163,061	32,736	398%	44,098	34,176	47,482	28,136	40,507	150,301	44,098	241%
	Carajás	troy oz	1,153	802	1,256	2,083	1,672	5,813	1,153	404%	1,688	1,533	-	1,583	1,840	4,956	1,688	194%
	Refined gold	troy oz	46,479	53,028	55,828	49,128	49,139	207,123	186,029	11%	49,182	54,036	55,349	41,710	52,687	203,782	187,924	8%
	Copper South Australia	troy oz	46,479	53,028	55,828	49,128	49,139	207,123	186,029	11%	49,182	54,036	55,349	41,710	52,687	203,782	187,924	8%
	Total	troy oz	143,134	142,052	150,622	128,412	149,252	570,338	435,824	31%	157,734	141,739	154,318	112,203	145,120	553,380	449,616	23%
Silver	Payable metal in concentrate	troy koz	2,592	2,582	3,074	2,620	3,317	11,593	10,478	11%	2,409	2,527	2,938	2,431	3,137	11,033	10,014	10%
	Escondida	troy koz	1,008	1,168	1,401	1,328	1,549	5,446	5,074	7%	1,008	1,168	1,401	1,328	1,549	5,446	5,074	7%
	Pampa Norte	troy koz	412	356	388	327	583	1,654	1,318	25%	412	356	388	327	583	1,654	1,318	25%
	Copper South Australia	troy koz	201	260	310	252	312	1,134	201	464%	242	258	364	189	311	1,122	242	364%
	Antamina	troy koz	971	798	975	713	873	3,359	3,885	(14)%	747	745	785	587	694	2,811	3,380	(17)%
	Refined silver	troy koz	256	261	221	248	265	995	1,089	(9)%	270	219	222	188	329	958	1,130	(15)%
	Copper South Australia	troy koz	256	261	221	248	265	995	1,089	(9)%	270	219	222	188	329	958	1,130	(15)%
	Total	troy koz	2,848	2,843	3,295	2,868	3,582	12,588	11,567	9%	2,679	2,746	3,160	2,619	3,466	23,024	21,158	9%
Uranium	Payable metal in concentrate	t	813	825	986	863	929	3,603	3,406	6%	1,275	481	895	394	1,554	3,324	3,357	(1)%
	Copper South Australia	t	813	825	986	863	929	3,603	3,406	6%	1,275	481	895	394	1,554	3,324	3,357	(1)%
Molybdenum	Payable metal in concentrate	t	666	612	481	824	699	2,616	2,162	21%	594	564	468	677	678	2,387	2,172	10%
	Pampa Norte	t	333	329	145	203	117	794	990	(20)%	367	303	162	219	134	818	1,100	(26)%
	Antamina	t	333	283	336	621	582	1,822	1,172	55%	227	261	306	458	544	1,569	1,072	46%
Iron ore	Western Australia Iron Ore (WAIO)	kt	64,074	62,004	64,460	60,299	68,173	254,936	252,531	1%	62,926	64,180	62,606	61,868	67,323	255,977	248,883	3%
	Samarco	kt	1,221	1,231	1,302	1,174	1,041	4,748	4,512	5%	1,160	1,136	1,329	1,258	1,043	4,766	4,514	6%
	Total	kt	65,295	63,235	65,762	61,473	69,214	259,684	257,043	1%	64,086	65,316	63,935	63,126	68,366	260,743	253,397	3%
Metallurgical coal¹	BHP Mitsubishi Alliance (BMA)	kt	8,477	5,601	5,717	6,035	4,922	22,275	29,020	(23)%	8,876	5,325	5,706	6,359	4,904	22,294	28,571	(22)%
Energy coal	NSW Energy Coal (NSWEC)	kt	4,765	3,613	3,855	4,149	3,751	15,368	14,172	8%	4,894	3,307	4,250	3,932	3,678	15,167	13,864	9%
Nickel	Western Australia Nickel	kt	22.0	20.2	19.6	18.8	23.0	81.6	80.0	2%	23.4	18.9	20.0	18.8	23.2	80.9	82.1	(1)%
Cobalt	Western Australia Nickel	t	246	192	182	179	181	734	752	(2)%	246	192	110	179	181	662	752	(12)%

1 Includes BMA thermal coal sales.

BHP | Operational Review for the full year ended 30 June 2024

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Jun 2023	Sep 2023	Dec 2023	Mar 2024	Jun 2024	Jun 2024	Jun 2023	Var %	Jun 2023	Sep 2023	Dec 2023	Mar 2024	Jun 2024	Jun 2024	Jun 2023	Var %
	Production and sales
	By asset
	Copper

	Metals production is payable metal unless otherwise noted.
	Escondida, Chile¹	BHP interest 57.5%
	Material mined	kt	95,451	87,462	95,168	103,872	102,752	389,254	413,856	(6)%
	Concentrator throughput	kt	30,750	33,332	34,752	31,653	34,377	134,114	130,864	2%
	Average copper grade - concentrator	%	0.93%	0.85%	0.78%	0.92%	0.99%	0.88%	0.82%	7%
	Production ex mill	kt	228.9	225.7	217.6	238.6	279.5	961.4	866.3	11%
	Payable copper	kt	220.5	221.3	207.7	239.2	258.5	926.7	832.7	11%	220.3	209.5	211.7	204.0	261.3	886.5	830.3	7%
	Copper cathode (EW)	kt	72.5	52.0	46.9	49.0	50.7	198.6	222.6	(11)%	78.0	49.2	52.2	44.3	54.6	200.3	221.2	(9)%
	Oxide leach	kt	29.3	17.5	17.0	14.4	13.8	62.7	76.8	(18)%
	Sulphide leach	kt	43.2	34.5	29.9	34.6	36.9	135.9	145.8	(7)%
	Total copper	kt	293.0	273.3	254.6	288.2	309.2	1,125.3	1,055.3	7%	298.3	258.7	263.9	248.3	315.9	1,086.8	1,051.5	3%
	Payable gold concentrate	troy oz	53,503	48,063	48,633	38,955	45,410	181,061	189,095	(4)%	53,503	48,063	48,633	38,955	45,410	181,061	189,095	(4)%
	Payable silver concentrate	troy koz	1,008	1,168	1,401	1,328	1,549	5,446	5,074	7%	1,008	1,168	1,401	1,328	1,549	5,446	5,074	7%
	1 Shown on a 100% basis.
	Pampa Norte, Chile	BHP interest 100%
Copper	Payable metal in concentrate	kt	32.2	38.8	32.6	39.5	39.4	150.3	125.3	20%	38.6	31.3	34.9	26.9	49.3	142.4	125.3	14%
	Cathode	kt	36.3	39.5	27.2	22.1	26.5	115.3	163.5	(29)%	42.4	36.6	31.1	22.1	26.5	116.3	166.4	(30)%
	Total copper	kt	68.5	78.3	59.8	61.6	65.9	265.6	288.8	(8)%	81.0	67.9	66.0	49.0	75.8	258.7	291.7	(11)%
Gold		troy oz	9,263	3,931	2,854	1,819	4,676	13,280	26,811	(50)%	9,263	3,931	2,854	1,819	4,676	13,280	26,811	(50)%
Silver		troy koz	412	356	388	327	583	1,654	1,318	25%	412	356	388	327	583	1,654	1,318	25%
Molybdenum		t	333	329	145	203	117	794	990	(20)%	367	303	162	219	134	818	1,100	(26)%

Cerro Colorado¹
	Material mined	kt	145	-	-	-	-	-	4,079	(100)%
	Ore stacked	kt	3,928	154	-	-	-	154	15,987	(99)%
	Average copper grade - stacked	%	0.53%	0.58%	-	-	-	0.58%	0.55%	6%
	Copper cathode (EW)	kt	12.2	9.5	1.6	-	-	11.1	49.2	(77)%	14.1	8.8	3.7	-	-	12.5	50.5	(75)%

Spence
	Material mined	kt	25,622	27,654	25,973	15,968	19,951	89,546	104,416	(14)%
	Ore stacked	kt	5,625	5,113	4,744	6,008	5,926	21,791	21,304	2%
	Average copper grade - stacked	%	0.58%	0.60%	0.59%	0.56%	0.54%	0.57%	0.64%	(10)%
	Concentrator throughput	kt	6,927	8,473	7,151	8,055	7,766	31,445	28,252	11%
	Average copper grade - concentrator	%	0.61%	0.64%	0.65%	0.64%	0.70%	0.66%	0.61%	7%
	Payable copper	kt	32.2	38.8	32.6	39.5	39.4	150.3	125.3	20%	38.6	31.3	34.9	26.9	49.3	142.4	125.3	14%
	Copper cathode (EW)	kt	24.1	30.0	25.6	22.1	26.5	104.2	114.3	(9)%	28.3	27.8	27.4	22.1	26.5	103.8	115.9	(10)%
	Total copper	kt	56.3	68.8	58.2	61.6	65.9	254.5	239.6	6%	66.9	59.1	62.3	49.0	75.8	246.2	241.2	2%
	Payable gold concentrate	troy oz	9,263	3,931	2,854	1,819	4,676	13,280	26,811	(50)%	9,263	3,931	2,854	1,819	4,676	13,280	26,811	(50)%
	Payable silver concentrate	troy koz	412	356	388	327	583	1,654	1,318	25%	412	356	388	327	583	1,654	1,318	25%
	Payable molybdenum	t	333	329	145	203	117	794	990	(20)%	367	303	162	219	134	818	1,100	(26)%

1 Cerro Colorado entered temporary care and maintenance in December 2023.

BHP | Operational Review for the full year ended 30 June 2024

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Jun	Sep	Dec	Mar	Jun	Jun	Jun	Var	Jun	Sep	Dec	Mar	Jun	Jun	Jun	Var
			2023	2023	2023	2024	2024	2024	2023	%	2023	2023	2023	2024	2024	2024	2023	%
Copper (continued)
Copper South Australia, Australia		BHP interest 100%
Copper	Payable metal in concentrate	kt	19.9	26.2	30.6	27.4	34.7	118.9	19.9	497%	27.6	22.2	31.6	17.1	28.0	98.9	27.6	258%
	Cathode	kt	56.7	48.2	54.6	55.7	57.2	215.7	212.5	2%	59.5	46.1	54.3	53.7	61.2	215.3	212.7	1%
	Total copper	kt	76.6	74.4	85.2	83.1	91.9	334.6	232.4	44%	87.1	68.3	85.9	70.8	89.2	314.2	240.3	31%
	Payable metal in concentrate transfer to Olympic Dam¹	kt	-	(2.7)	(3.2)	(4.1)	(2.6)	(12.6)	0.0
	Net copper	kt	76.6	71.7	82	79.0	89.3	322.0	232.4	39%
Gold	Payable metal in concentrate	troy oz	32,736	41,424	48,051	43,209	52,045	184,729	32,736	464%	44,098	34,176	47,482	28,136	40,507	150,301	44,098	241%
	Refined gold	troy oz	46,479	53,028	55,828	49,128	49,139	207,123	186,029	11%	49,182	54,036	55,349	41,710	52,687	203,782	187,924	8%
	Total gold	troy oz	79,215	94,452	103,879	92,337	101,184	391,852	218,765	79%	93,280	88,212	102,831	69,846	93,194	354,083	232,022	53%
	Payable metal in concentrate transfer to Olympic Dam¹	troy oz	-	(5,196)	(6,000)	(6,782)	(3,690)	(21,668)	-
	Net gold	troy oz	79,215	89,256	97,879	85,555	97,494	370,184	218,765	69%
Silver	Payable metal in concentrate	troy koz	201	271	323	282	333	1,209	201	501%	242	258	364	189	311	1,122	242	364%
	Refined silver	troy koz	256	261	221	248	265	995	1,089	(9)%	270	219	222	188	329	958	1,130	(15)%
	Total silver	troy koz	457	532	544	530	598	2,204	1,290	71%	512	477	586	377	640	2,080	1,372	52%
	Payable metal in concentrate transfer to Olympic Dam¹	troy koz	-	(11)	(13)	(30)	(21)	(75)	-
	Net silver	troy koz	457	521	531	500	577	2,129	1,290	65%
Uranium		t	813	825	986	863	929	3,603	3,406	6%	1,275	481	895	394	1,554	3,324	3,357	(1)%

Olympic Dam
	Material mined	kt	2,356	2,655	2,537	2,747	2,815	10,754	9,349	15%
	Ore milled	kt	2,755	2,596	2,634	2,511	2,912	10,653	10,445	2%
	Average copper grade	%	2.00%	1.96%	2.12%	1.96%	2.00%	2.01%	2.04%	(1)%
	Average uranium grade	kg/t	0.55	0.56	0.62	0.57	0.58	0.58	0.57	1%
	Copper cathode (ER and EW)	kt	56.7	48.2	54.6	55.7	57.2	215.7	212.5	2%	59.5	46.1	54.3	53.7	61.2	215.3	212.7	1%
	Refined gold	troy oz	46,479	53,028	55,828	49,128	49,139	207,123	186,029	11%	49,182	54,036	55,349	41,710	52,687	203,782	187,924	8%
	Refined silver	troy koz	256	261	221	248	265	995	1,089	(9)%	270	219	222	188	329	958	1,130	(15)%
	Payable uranium	t	813	825	986	863	929	3,603	3,406	6%	1,275	481	895	394	1,554	3,324	3,357	(1)%

Prominent Hill²
	Material mined	kt	661	1,110	1,125	1,094	1,175	4,504	661	581%
	Ore milled	kt	1,228	1,652	1,800	1,473	1,815	6,740	1,228	449%
	Average copper grade	%	0.77%	0.85%	0.83%	0.86%	0.94%	0.87%	0.77%	13%
	Concentrate produced	kt	16.3	23.8	23.6	22.3	28.4	98.1	16.3	502%
	Payable copper	kt	8.2	12.1	12.9	10.9	14.6	50.5	8.2	516%	15.7	8.4	10.6	6.5	7.3	32.8	15.7	109%
	Payable gold concentrate	troy oz	17,432	22,031	25,779	21,019	25,357	94,186	17,432	440%	28,856	15,524	20,045	14,644	12,955	63,168	28,856	119%
	Payable silver concentrate	troy koz	44	63	65	62	90	280	44	536%	87	53	59	38	48	198	87	128%

Carrapateena²
	Material mined	kt	880	1,201	1,310	1,232	1,486	5,229	880	494%
	Ore milled	kt	856	1,230	1,307	1,226	1,450	5,213	856	509%
	Average copper grade	%	1.52%	1.29%	1.52%	1.52%	1.57%	1.48%	1.52%	(3)%
	Concentrate produced	kt	30.1	37.6	49.2	45.9	62.0	194.7	30.1	547%
	Payable copper	kt	11.7	14.1	17.7	16.5	20.1	68.4	11.7	485%	11.9	13.8	21.0	10.6	20.7	66.1	11.9	455%
	Payable gold concentrate	troy oz	15,304	19,393	22,272	22,190	26,688	90,543	15,304	492%	15,242	18,652	27,437	13,492	27,552	87,133	15,242	472%
	Payable silver concentrate	troy koz	157	208	258	220	243	929	157	492%	155	205	305	151	263	924	155	496%

1 Excludes prior year production previously reported and transferred during the period.

2 Production and sales included from 1 May 2023, following the acquisition of OZL on 2 May 2023.

BHP | Operational Review for the full year ended 30 June 2024

		Production								Sales
		Quarter ended					Year to date			Quarter ended					Year to date
		Jun 2023	Sep 2023	Dec 2023	Mar 2024	Jun 2024	Jun 2024	Jun 2023	Var %	Jun 2023	Sep 2023	Dec 2023	Mar 2024	Jun 2024	Jun 2024	Jun 2023	Var %
Copper (continued)

Antamina, Peru	BHP interest 33.75%
Material mined	kt	62,894	63,310	61,539	56,233	62,481	243,563	253,448	(4)%
Concentrator throughput	kt	13,897	14,246	14,824	14,312	14,534	57,916	54,376	7%
Average head grade - copper	%	0.88%	0.83%	0.90%	0.83%	0.91%	0.87%	0.89%	(2)%
Average head grade - zinc	%	1.25%	1.17%	1.03%	0.68%	0.68%	0.89%	1.10%	(19)%
Payable copper	kt	36.5	32.5	39.2	33.9	38.3	143.9	138.4	4%	34.5	32.8	38.3	31.3	37.4	139.8	139.2	0%
Payable zinc	t	38,822	35,669	33,475	18,409	15,839	103,392	125,048	(17)%	37,629	33,912	37,092	17,559	14,118	102,681	126,427	(19)%
Payable silver	troy koz	971	798	975	713	873	3,359	3,885	(14)%	747	745	785	587	694	2,811	3,380	(17)%
Payable lead	t	146	96	105	-	131	332	657	(49)%	143	154	91	108	9	362	545	(34)%
Payable molybdenum	t	333	283	336	621	582	1,822	1,172	55%	227	261	306	458	544	1,569	1,072	46%

Carajás, Brazil¹	BHP interest 100%
Material mined	kt	103	74	115	163	134	486	103	372%
Ore milled	kt	100	70	119	163	135	487	100	387%
Average copper grade	%	1.71%	1.91%	1.69%	2.07%	1.68%	1.85%	1.71%	8%
Production ex mill	kt	6.6	5.2	7.6	12.9	8.8	34.5	6.6	423%
Payable copper	kt	1.6	1.2	1.8	3.2	2.2	8.4	1.6	425%	2.1	2.2	-	2.3	2.8	7.3	2.1	248%
Payable gold concentrate	troy oz	1,153	802	1,256	2,083	1,672	5,813	1,153	404%	1,688	1,533	-	1,583	1,840	4,956	1,688	194%
1 Production and sales included from 1 May 2023, following the acquisition of OZL on 2 May 2023.

Iron ore
Iron ore production and sales are reported on a wet tonnes basis.

WAIO, Australia	BHP interest 85%
Newman Joint Venture	kt	14,795	13,234	15,468	15,032	14,368	58,102	56,945	2%
Area C Joint Venture	kt	28,818	25,804	26,074	24,920	29,070	105,868	107,375	(1)%
Yandi Joint Venture	kt	5,359	3,150	4,978	4,434	5,293	17,855	21,410	(17)%
Jimblebar¹	kt	15,102	19,816	17,940	15,913	19,442	73,111	66,801	9%
Total	kt	64,074	62,004	64,460	60,299	68,173	254,936	252,531	1%
Total (100%)	kt	72,717	69,448	72,670	68,131	76,773	287,022	285,307	1%
Lump	kt									20,022	20,969	19,176	19,175	20,260	79,580	77,979	2%
Fines	kt									42,904	43,211	43,430	42,693	47,063	176,397	170,904	3%
Total	kt									62,926	64,180	62,606	61,868	67,323	255,977	248,883	3%
Total (100%)	kt									71,172	71,748	70,340	69,775	75,898	287,761	280,716	3%
1 Shown on a 100% basis. BHP interest in saleable production is 85%.

Samarco, Brazil	BHP interest 50%
Total	kt	1,221	1,231	1,302	1,174	1,041	4,748	4,512	5%	1,160	1,136	1,329	1,258	1,043	4,766	4,514	6%

BHP | Operational Review for the full year ended 30 June 2024

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Jun 2023	Sep 2023	Dec 2023	Mar 2024	Jun 2024	Jun 2024	Jun 2023	Var %	Jun 2023	Sep 2023	Dec 2023	Mar 2024	Jun 2024	Jun 2024	Jun 2023	Var %
Coal

Coal production is reported on the basis of saleable product.
BMA, Australia		BHP interest 50%

	Blackwater[1]	kt	1,505	1,295	1,182	1,070	25	3,572	5,055	(29)%

	Goonyella	kt	2,348	827	1,736	1,824	2,047	6,434	8,310	(23)%

	Peak Downs	kt	1,424	1,121	846	1,012	1,238	4,217	5,480	(23)%

	Saraji	kt	1,326	1,010	701	759	817	3,287	4,596	(28)%

	Daunia[1]	kt	617	545	431	524	13	1,513	1,989	(24)%

	Caval Ridge	kt	1,257	803	821	846	782	3,252	3,590	(9)%

	Total[2]	kt	8,477	5,601	5,717	6,035	4,922	22,275	29,020	(23)%

	Total (100%)	kt	16,954	11,202	11,434	12,070	9,844	44,550	58,040	(23)%

	Coking coal	kt									7,448	4,497	4,756	5,410	4,862	19,525	24,307	(20)%

	Weak coking coal	kt									1,064	529	752	927	42	2,250	3,101	(27)%

	Thermal coal	kt									364	299	198	22	-	519	1,163	(55)%

	Total	kt									8,876	5,325	5,706	6,359	4,904	22,294	28,571	(22)%

	Total (100%)	kt									17,752	10,650	11,412	12,718	9,808	44,588	57,142	(22)%

1 Production and sales included contribution from Blackwater and Daunia mines until their divestment on 2 April 2024. 2 Production figures include some thermal coal.

NSWEC, Australia		BHP interest 100%

	Export	kt									4,693	3,087	3,942	3,558	3,254	13,841	13,663	1%

	Domestic[1]	kt									201	220	308	374	424	1,326	201	560%

	Total	kt	4,765	3,613	3,855	4,149	3,751	15,368	14,172	8%	4,894	3,307	4,250	3,932	3,678	15,167	13,864	9%

1 Domestic sales are made under the NSW Government Coal Market Price Emergency (Directions for Coal Mines) Notice 2023.

Other

Nickel production is reported on the basis of saleable product.

Western Australia Nickel, Australia		BHP interest 100%

Mt Keith	Nickel concentrate	kt	44.5	42.7	43.8	32.4	42.6	161.5	165.5	(2)%

	Average nickel grade	%	16.2	16.7	16.8	15.2	17.8	16.7	16.3	2%

Leinster	Nickel concentrate	kt	71.1	66.0	63.4	60.3	76.6	266.3	254.2	5%

	Average nickel grade	%	8.5	8.1	8.0	7.8	9.0	8.3	9.1	(9)%

	Refined nickel[1]	kt	13.1	13.8	12.6	8.8	14.7	49.9	54.6	(9)%	13.1	13.2	13.0	8.6	14.8	49.6	54.4	(9)%

	Nickel sulphate[2]	kt	0.7	0.9	0.7	1.0	1.6	4.2	3.2	31%	0.8	0.8	0.7	0.8	1.5	3.8	3.0	27%

	Intermediates and nickel by-products[3]	kt	8.2	5.5	6.3	9.0	6.7	27.5	22.2	24%	9.5	4.9	6.3	9.4	6.9	27.5	24.7	11%

	Total nickel	kt	22.0	20.2	19.6	18.8	23.0	81.6	80.0	2%	23.4	18.9	20.0	18.8	23.2	80.9	82.1	(1)%

	Cobalt by-products	t	246	192	182	179	181	734	752	(2)%	246	192	110	179	181	662	752	(12)%

1	High quality refined nickel metal, including briquettes and powder.

2	Nickel sulphate crystals produced from nickel powder.

3	Nickel contained in matte and by-product streams.

BHP | Operational review for the year ended 30 June 2024

Variance analysis relates to the relative performance of BHP and/or its operations during the 12 months ended June 2024 compared with the 12 months ended June 2023, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100% basis; production and sales volumes from equity accounted investments and other operations are reported on a proportionate consolidation basis. Numbers presented may not add up precisely to the totals provided due to rounding. Medium-term refers to a five year horizon, unless otherwise noted.

The following abbreviations may have been used throughout this report: billion tonnes (Bt); cost and freight (CFR); cost, insurance and freight (CIF), carbon dioxide equivalent (CO2-e), dry metric tonne unit (dmtu); free on board (FOB); giga litres (GL); greenhouse gas (GHG); grams per cubic centimeter (g/cm3), grams per tonne (g/t); high-potential injury (HPI); kilograms per tonne (kg/t); kilometre (km); million ounces per annum (Mozpa); metres (m), million pounds (Mlb); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); OZ Minerals Limited (OZL); part per million (ppm), pounds (lb); thousand ounces (koz); thousand ounces per annum (kozpa); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); total recordable injury frequency (TRIF); wet metric tonnes (wmt); and year to date (YTD).

In this release, the terms ‘BHP’, the ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to note 30 ‘Subsidiaries’ of the Financial Statements in BHP’s 30 June 2023 Annual Report for a list of our significant subsidiaries. Those terms do not include non-operated assets. Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. Our non-operated assets include Antamina and Samarco. BHP Group cautions against undue reliance on any forward-looking statement or guidance in this release. These forward-looking statements are based on information available as at the date of this release and are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the statements contained in this release.

Further information on BHP can be found at bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	John-Paul Santamaria
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Mobile: +61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 7144 Mobile: +44 7961 636 432

Americas	Americas

Renata Fernandez	Monica Nettleton
Mobile: +56 9 8229 5357	Mobile: +1 416 518 6293

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group is headquartered in Australia
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: July 30, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary